Exhibit 23.4

[IDC LOGO]

For Client: Jefferies and Co. for Veraz Networks Inc.
Disclosure Form
IDC grants Jefferies and Co. for Veraz Networks Inc. permission to disclose the following information:
“
IDC, an independent research firm, predicts that the market for media gateways and softswitches will grow from $1.8 billion in 2005 to $7.6 billion in 2010, representing a compound annual growth rate of 33%.
”
Source: IDC 2006
It is understood by both IDC and Jefferies and Co. that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Loiselle	10/18/06

Joseph Loiselle	Date
Vice President
IDC